SANTANDER SECURITIES LLC
(A Wholly-Owned Subsidiary of Santander BanCorp)

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

The accounting and reporting policies of Santander Securities LLC (SSLLC) (the "Company"), a Puerto Rico entity and a wholly-owned subsidiary of Santander BanCorp (the "Parent Company"), conform with accounting principles generally accepted in the United States of America (US GAAP) and with general practices within the financial services industry. The Parent Company is a wholly-owned subsidiary of Banco Santander, S.A. ("Santander Spain" or "the ultimate parent").

On February 16, 2014, the Federal Reserve Board approved a final rule strengthening the supervision and regulation of foreign banking organizations under section 165 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The ruling requires all foreign banking organizations with material U.S. operations to establish an U.S. intermediate holding company for all of their U.S. subsidiaries with the exception of bank branches. As a result the Company's immediate parent company will change from Santander BanCorp to Santander Holdings USA, Inc, a wholly-owned subsidiary of Banco Santander, S.A.

The financial statements were prepared assuming that the Company will continue as a going concern despite the Company's recurring operating losses because the Parent Company has formally agreed to provide continuing support to the Company for a period of not less than twelve months from the issuance date of these financial statements.

The following is a summary of the Company's most significant accounting policies:

Nature of Operations and Use of Estimates — SSLLC provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

During 2012, SSLLC entered into a networking agreement for joint marketing and services with Santander Bank, N.A., formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holding USA, Inc. (SHUSA), an affiliate of SSLLC and subsidiary of Santander Spain. Through such agreement, SSLLC will provide Santander Bank's customers and others with broker-dealer services in nine states of the United States of America.

In preparing the financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents — The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities Owned — The Company acquires securities for trading. These securities owned are acquired and held principally with the purpose of selling them in the near term. Securities owned are carried at fair value and the resulting difference between cost and fair value is included in Principal transactions.

Employee Advances — The Company makes advances to certain registered representatives as part of their contractual employment. The contract terms range from five to nine years. The advances are not interest bearing unless the representative leaves the Company before the contract expires. If, at each employee's anniversary date under the contract term, the employee is still employed by the Company, the Company forgives an amount equal to the annual principal amortization computed on a straight-line basis over the contract term. Loan forgiveness is recognized as part of employee compensation and benefits. In the event that the employee leaves the Company prior to his/her next anniversary date under the contract term, the employee shall be obligated to pay to the Company on the date of termination the outstanding principal amount of the loan, plus contractual interest thereon.

Receivables— Accounts receivable are recognized at net realizable value, and a reserve for uncollected receivables is established, based on the allowance method. An allowance for uncollected amounts, will be established for all amounts over 120 days. Amounts receivable for more than 210 days that are improbable of collection shall be written off against the established allowance. Items expected to be recovered may remain on books with the related allowance until recovered, at which time the allowance may be reversed if no longer required.

Furniture, Equipment, and Leasehold Improvements — Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Due from Clearing Broker — The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver") and net receivables arising from unsettled trades. Payables to clearing broker include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive") and net payables arising from unsettled trades. At December 31, 2015, the Company did not have any amounts receivable from fail to deliver transactions or any amounts payable from fail to receive transactions.

Income Taxes — The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with ASC 740, *Income Taxes*. Accordingly, the Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Commissions — Commissions from securities are recognized as revenue based on the trade-date basis as if they had settled. Commissions from annuities are recognized based on the effective dates in accordance with individual agreements with the insurance companies. Commission revenue is reported net of the provision for commissions cancellations.

Principal Transactions — Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis.

Investment Banking — Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management, Advisory, and Administration Fees — Revenue from portfolio and other management, advisory, and administration fees includes fees and advisory charges resulting from the asset management and administration of certain funds, which are recognized as the services are performed.

Interest Income — Interest income on securities is recognized under the interest rate method, which produces a constant yield over the term of each security.

2. **SECURITIES OWNED**

Securities owned at December 31, 2015, carried at fair value, are as follows:

Certificate of deposits linked to the Dow Jones Index	$ 229,977
Mortgage-backed securities maturing after two years, at fixed rate of 4.50%	429
Closed-end funds	17,712
Total securities owned	$ 248,118

3. **FAIR VALUE DISCLOSURES**

The Company follows ASC 820, *Fair Value Measurements and Disclosures*, which provides a framework for measuring fair value. Additionally, ASC 820 amended ASC 825, *Financial Instruments*, and, as such, the Company follows ASC 820 in the determination of the fair value disclosure amounts as required by ASC 825.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities owned are recorded at fair value on a recurring basis.

Fair Value Hierarchy — ASC 820 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This ASC describes three levels of inputs that may be used to measure fair value, which are:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements — The presentation for each of the hierarchy levels of the Company's assets that are measured at fair value on a recurring basis at December 31, 2015, is as follows:

	Level 1	Level 2	Level 3	Total
Assets —				
Trading securities:				
Index linked certificates of deposit	$ -	$ 229,977	$ -	$ 229,977
Mortgage-backed security			429	429
Closed-end funds			17,712	17,712
Assets — securities owned	$ -	$ 229,977	$ 18,141	$ 248,118

Index linked certificates of deposit were transferred from Level 3 to Level 2 at the beginning of the period.

The table below summarizes gains and losses due to changes in fair value, including both realized and unrealized gains and losses, recorded in earnings for all securities owned for the year ended December 31, 2015.

	Losses Securities Owned
Classification of gains and losses (realized/unrealized) included in earnings for the period — principal transactions	$ (633,539)

The table below summarizes changes in unrealized gains or losses recorded in earnings for the year ended December 31, 2015, for Level 3 assets that are still held at December 31, 2015. These amounts include changes in fair value for trading securities, which were carried at fair value:

	Unrealized Gains on Securities Owned
Classification of unrealized gains and losses included in earnings for the period — principal transactions	$ (1,843)

Determination of Fair Value — The following is a description of the valuation methodologies, techniques, and inputs used for instruments recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (ASC 825). Each estimated fair value was calculated using certain facts and assumptions, which vary depending on the specific financial instrument.

Short-Term Financial Instruments — Short-term financial instruments, including cash equivalents, due from clearing broker, receivables, and certain other assets and liabilities, are carried at historical cost. The carrying amount is a reasonable estimate of fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market.

Securities Owned — Securities owned are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques, such as discounted cash flow methodologies, adjusted for the security's credit rating, prepayment assumptions, and other factors such as credit loss assumptions. Fair value techniques, inputs, and methodologies by class of securities owned are as follows:

a. Index Linked Certificates of Deposit — These fixed income securities include an embedded option to equity, a basket or an index, and the value is determined using market data.

b. Mortgage-backed security — This security is traded primarily in the local market as tax exempt security. Pricing is derived by observing US MBS prices and prepayment speed assumption (PSA) estimates. Both are adjusted to incorporate the local tax exemption for such security. This security is considered Level 3 securities because of limited liquidity in the case of CMOs and a limited market.

c. Closed-end funds — The Company invests in closed-end funds that seek to provide it shareholder with a high level of current income consistent with the preservation of capital, its investment policies, and prudent investment management. These funds will invest not less than 67% of their assets in Puerto Rico securities and up to 33% in U.S. securities. Since December 31, 2011 certain funds are exempt from complying with the 67% investment requirement subject to certain conditions. Management of the funds does not have the ability to significantly shift the type of assets that the funds will invest in. These investments can not be redeem until the fund liquidates its investments. Distributions from each fund will be received as the underlying investments of the funds are liquidated. The fair values of these investments have been estimated using the net asset value per share of the investments. Close-end funds are classified as Level 3.

4. EMPLOYEE ADVANCES

Employee advances amounted to $9,017,246 at December 31, 2015. Loan repayments forgiven during the year ended December 31, 2015, amounted to $2,614,615, of which $1,036,779 was expensed during the same year (the remaining $1,577,836 were expensed during the previous year). During the year ended December 31, 2015, the Company also recognized as employee compensation expense $1,502,269 of balances to be forgiven during 2016 at each employee's anniversary date. Employee loan principal balances are forgiven at each employee's anniversary date as follows:

Years Ending December 31	
2016	$ 2,544,985
2017	2,484,985
2018	1,845,319
2019	1,491,192
2020	997,428
Subtotal	9,363,909
Plus principal balance of former employees	1,155,606
Less principal balance expensed during 2015 to be forgiven in 2016 at each employee's anniversary date	(1,502,269)
Total	$ 9,017,246

5. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2015, are as follows:

Furniture and equipment	$ 2,431,307
Leasehold improvements	1,983,633
Total furniture, equipment and leasehold improvements	4,414,940
Less accumulated depreciation and amortization	(2,508,874)
Furniture, equipment and leasehold improvements — net	$ 1,906,066

Depreciation expense recorded during the year ended December 31, 2015, amounted to approximately $357,000.

6. SUBORDINATED BORROWINGS FROM PARENT COMPANY

During 2015, the Parent Company terminated SSLLC payment obligations under the subordinated borrowing and converted the outstanding principal of $32,000,000 into member's equity. The interest expense of such borrowing amounted to $1,045,333 for the year ended December 31, 2015. With the subordinated borrowing to equity conversion, the Company agreed to obtain permission of FINRA over earnings distribution.

7. OTHER RELATED-PARTY TRANSACTIONS

During 2015, SSLLC maintained a networking and referral agreement with Banco Santander International (BSI). As part of such agreement, SSLLC will provide broker/dealer services to customers referred by BSI. The agreement ends in November 2019 and requires monthly referral fee payments. Contingent referral payments will be paid on the basis of 50% of the gross revenues resulting from BSI customer referrals and will commence once SSLLC gross revenues exceeds the breakeven point as defined in the agreement. Such agreement includes an indemnification clause where SSLLC will indemnify BSI in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. There are no referral fee expenses related to this agreement for the year ended December 31, 2015.

During 2015, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank to provide broker-dealer services in nine states of United States of America. As part of such agreement, Santander Bank will provide office space and registered representative agents compensation among other services. The agreement ends in September 2017 and requires monthly payments. Contingent payments will be paid on the basis of a 97% of commission income net of certain expenses and other charges stipulated in the agreement. Such agreement includes an indemnification clause where SSLLC will indemnify Santander Bank N.A. in the case of liability, losses damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expense related to this agreement amounted to approximately $46,611,239 for the year ended December 31, 2015 of which approximately $3,605,000 remain payable as of December 31, 2015.

During 2015, SSLLC maintained an agreement with Services and Promotions Miami LLC, an affiliate entity, to lease part of its office space. This agreement will terminate on December 2024 and requires SSLLC to make fixed monthly payments during 2015 of $29,739, plus taxes and operating expenses. Expenses related to this agreement amounted to approximately $391,000 for the year ended December 31, 2015.

During 2015, SSLLC maintained two agreements with Banco Santander Puerto Rico to lease part of its office space. These agreements will terminate in May 2016 and December 2017, respectively. The agreements require SSLLC to make combined fixed monthly payments during 2015 of $35,936. Expense related to these agreements amounted to approximately $431,000 for the year ended December 31, 2015.

The Company paid $1,278,122 to affiliates and received $187,508 from affiliates for operational and consulting services received and provided during the year ended December 31, 2015.

8. INCOME TAXES

The Company is subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. The maximum statutory regular corporate tax rate that the Company is subject to under the Puerto Rico tax code is 39%.

The Company is also subject to states and federal income tax on its U.S. source income. However, the Company had a net taxable loss in the states and federal U.S. source income during the period ended December 31, 2015.

The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liability are expected to be settled or realized.

At December 31, 2015, the Company has recognized a deferred tax asset and a valuation amounting to $24,271,636 related to its Puerto Rico operations as follows:

Deferred tax assets:	
Net operating loss carry-forward	$ 15,577,861
Accrued expenses	8,403,773
Other	290,002
Total	24,271,636
Less valuation allowance	(24,271,636)
Total deferred income tax asset	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The lack of taxable income together with the uncertainties regarding future performance represents strong negative evidence within management's evaluation. After weighting of all positive and negative evidence management concluded that is more likely than not that the Company will not be able to realize any portion of the deferred tax asset and a valuation was established.

At December 31, 2015, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation, and legislative activity, and the addition or elimination of uncertain tax positions.

At December 31, 2015, the years 2011 through 2014 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2015, the years 2012 through 2014 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

9. **NET CAPITAL REQUIREMENTS**

The Company is subject to SEC Rule 15c3-1 and has elected to compute its net capital requirement in accordance with the alternative standard. The Company has entered into a clearing agreement (the "Agreement") with Pershing LLC (the "Clearing Broker"), which is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the SEC. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under Rule 15c3-1. The Clearing Broker will perform a separate computation for proprietary accounts of the Company in accordance with the customer reserve computation set forth in Rule 15c3-3 with various modifications. Under the alternative standard, net capital, as defined, shall not be less than $250,000 or 2% of aggregate debit items. At December 31, 2015, the Company had net capital, as defined, of $8,911,179 which was $8,661,179 in excess of its required net capital of $250,000.

10. CONTINGENCIES AND COMMITMENTS

The volatility in prices and declines in value that Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds have experienced since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company. The Company has received customer complaints and is named as a respondent (among other broker-dealers) in several arbitration proceedings with aggregate claimed damages of approximately $83 million. The proceedings are in their early stages and it is the view of management and legal counsel the Company has meritorious defenses to the claims asserted. The Government's announcement regarding its inability to pay its debt and intention to pursue a comprehensive debt restructuring, together with the market reaction to it, may increase the number of customer complaints and claims against the Company concerning Puerto Rico municipal bonds and closed-end investment companies that invest primarily in Puerto Rico municipal bonds. The Company has determined that an unfavorable outcome is reasonably possible, however the amount of the possible loss cannot be reasonably estimated beyond one year due to uncertainty on the amount of additional claims and the probability of unfavorable outcome. At December 31, 2015, the Company has recognized an accrual relating to these claims and other assessments amounting to $22 million.

Under the terms of the Agreement with Pershing LLC, the Clearing Broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify the Clearing Broker for losses that it may sustain from the Company's customers. At December 31, 2015, there were no obligations to the Clearing Broker under this provision of the Agreement.

The Company leases office space under three operating lease agreements, which expire in May 2016, December 2017 and December 2024, respectively. Rent expense charged to operations related to these leases amounted to $822,490 in 2015. The future minimum lease payments under the noncancelable operating leases at December 31, 2015, are as follows:

December 31	Amount
2016	$ 792,665
2017	781,500
2018	374,544
2019	374,544
2020	374,544
Thereafter	1,498,176
	$4,195,973

11. EMPLOYEE BENEFIT PLAN

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company was not required to make contributions to the Plan in 2015. The Company's contribution becomes 100% vested once the employee attains five years of service.

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "US-Plan"), which became effective during September 2012. The US-Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company made contributions to the US-Plan in

2015 of approximately $206,000. The Company's contribution becomes 100% vested once the employee attains one year of service.

12. SUBSEQUENT EVENTS

The Company's management evaluated all events subsequent to the statement of financial condition date of December 31, 2015 through March 3, 2016, the date the financial statements were issued.

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